Exhibit 99.3
NICE Takes Home Three Stevie Awards for its Customer Engagement Solutions

NICE was recognized for its contribution to sales, contact center, and customer service operations

Paramus, New Jersey, March 5, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of three Stevie Awards for its contribution to sales, contact center and customer service operations. NICE was recognized for its ‘New Products and Services’ at a ceremony that took place in Las Vegas on February 27.

Stevie Award judges include many of the world's most respected executives, entrepreneurs, innovators, and business educators. Award sponsors include many leading B2B marketers, publishers, and government institutions.

Miki Migdal, President of the NICE Enterprise Product Group, said: “We are honored to receive three awards, recognizing NICE for several of our leading customer engagement solutions. Organizations can use these solutions to create the perfect experience for each individual customer, while ensuring that employees are engaged, knowledgeable and ready for every interaction. This will enable them to deliver an effortless, consistent and personalized experience throughout the customer journey, across service channels and touch points.”

NICE took home prizes in the following categories:

Silver Winner for IVR or Web Service Solution –
NICE IVR Journey Analytics

The solution focuses on analyzing the customer journey within the IVR channel. This enables organizations to reduce the overall call volume being passed to the contact center, drive higher IVR self-service containment rates, and provide insights in how to optimize IVR paths to speed up IVR transactions. This not only facilitates greater customer satisfaction, it also drives significant cost savings – by using the solution to increase the number of calls resolved the first time in the IVR, organizations can save millions of dollars annually.

Bronze Winner for Contact Center Solution –
NICE Real-Time Authentication and Fraud Prevention

The solution improves customer protection without additional service hurdles by seamlessly and automatically verifying a caller’s claimed identity and checking that the caller is not a fraudster. It enables organizations to improve the customer experience, reduce call handle time by up to 45 seconds, and cut fraud losses by 50 percent. It has already been successfully implemented in several regions.

Bronze Winner for Contact Center Solution –
NICE Advanced Interaction Recorder

Part of the NICE Engage Platform, the Advanced Interaction Recorder allows organizations to consolidate voice, screen and video capture from thousands of concurrent IP streams within a single platform. This dramatically reduces the total cost of ownership for NICE customers, improving the recording reliability and setting the foundation for future advanced real-time applications which will turn every contact center into a real-time engagement center.

“We are proud to recognize NICE for its customer service solutions,” said Michael Gallagher, President of the Stevie Awards. “As a finalist and winner, NICE was handpicked based on the evaluation of 139 industry professionals. The company stands out for its continued innovation and dedication to helping its customers provide an exceptional experience for end users.”

About the Stevie Awards
The Stevie® Awards are the world's premier business awards. They were created in 2002 to honor and generate public recognition of the achievements and positive contributions of organizations and working professionals worldwide.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.